Exhibit 99.3

LinkedIn

National Holdings Corporation. We are excited to announce that B. Riley Financial, a diversified financial services and business advisory company, has entered a definitive agreement to acquire National Holdings Corporation.

The transaction contemplates a merger that would enhance each of the companies’ complementary investment banking, capital markets and wealth management businesses, with the potential to meaningfully augment the combined platforms’ episodic and recurring results.

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